May 24, 2011

Dear Shareholders,

Last year in my letter to you I stated that “I believe that 2010 will be transformational for our company”. It most certainly has been. In August in 2010 we announced the discovery hole in the Ixtaca zone our now emerging 100% owned Mexican gold-silver flagship Tuligtic property. Also in my letter of 2010 I stated that, “In the past year our share price has recovered from its low in the spring of 2009 but we expect the efforts of management in the past year to result in significant appreciation in shareholder value this year.” The Ixtaca discovery has done precisely this. At the time of writing this the company has a market capitalisation of about $C200 Million dollars relative to roughly $C50 Million a year ago. The Company is now building an important asset that has the potential to be a “Company Maker” project that would push Almaden’s valuation even higher. At present we have three drills focussed on the development of the Ixtaca zone and seeking out further zones of gold-silver mineralisation on the Tuligtic property. The next 18 months will be a very exciting time as we report our progress of exploring the potential of this new gold-silver epithermal vein system. The Ixtaca zone of veining was a blind discovery with little surface manifestation and there is no reason to believe that it represents the best mineralisation on the Tuligtic property. Our exploration program is scientifically driven and we expect to address the question of how large the gold-silver system can be within the next 18 months.

The Ixtaca discovery was not the only major development for the Company in 2010. The Company completed a large primarily infill drilling program at its 100% owned Elk gold deposit in BC. We followed this work program up with the delivery of a positive Preliminary Economic Assessment (“PEA”) an updated resource model in January 2010. On the basis of this new data we were able to sell the Elk project to an exceptional project development team operating under the current name of Beanstalk Capital Inc. (“Beanstalk”; TSX-V:BEG.P) which will acquire a full listing with the transaction (currently pending regulatory approval). Almaden will receive a 2% undivided NSR in the property and 37 million shares of Beanstalk. This deal represents a major milestone for the Company. Almaden shareholders will now be exposed to the development of this exciting asset with little risk.

Also in 2010 serious work recommenced on another core asset, our Caballo Blanco gold project in Mexico where partner Goldgroup Mining Inc. (“Goldgroup”; TSV:GGA) has an option to acquire a 70% interest in the project and will remain responsible for all costs until a bankable feasibility study is presented to Almaden. In 2010 Goldgroup announced a new 43-101 resource for the Cerro La Paila zone of the Caballo Blanco property including 167,987 Indicated ounces of gold and 517,000 Inferred ounces of gold (see Goldgroup news release of January 29, 2010) and commenced a 30,000 meter, US$8 Million drilling program at Caballo Blanco. More recently, in a news release of May 25, 2011, Keith Piggott, President and CEO of Goldgroup, stated: “The current drilling program, together with the on-going column-leach metallurgical testing, environmental and sociological studies as well as the heap-leach pad design form the basis for targeting to bring Caballo Blanco into production in 2012.” For shareholders of Almaden this statement signals that after years of waiting Caballo Blanco is now getting the attention it merits. We look forward to reporting the results of Goldgroup’s progress throughout 2011.

The El Cobre zone, the copper-gold porphyry portion of the Caballo Blanco, is now held in a 60/40 joint venture by Almaden and Goldgroup respectively. We believe this copper-gold porphyry system also has the potential to be a "company maker" project. Almaden is the operator El Cobre and is currently planning a geophysical and diamond drilling program for 2011. This work program has been scheduled for 2010 but the success of the Ixtaca discovery meant that it was prudent to devote our resources there in 2010. At El Cobre, past diamond drilling returned significant copper and gold values in a porphyry setting over a four kilometre strike length which remains open. Past drill results include 300.2 meters of 0.36 g/t gold and 0.27 % copper (hole DDH04-01), 107 meters of 0.25 g/t gold and 0.18% copper (hole CB-1), 13.7 meters of 1.85 g/t gold and 0.1% copper (hole CB-5), 56 meters of 0.84 g/t gold and 0.34% copper (hole CBCN-28) and 41.2 meters of 0.42 g/t gold and 0.27% copper (CBCN-19). For further details please review our news release of February 22, 2010.

Almaden has amassed a portfolio of robust gold and gold-copper projects in Mexico, Nevada and Canada that I believe to be one of the sector's most compelling. Over the last decade, gold, copper and silver have been top performing assets.

The political and related economic difficulties we face in the world are unlikely to improve. Gold has the strong fundamentals to continue to be a means of preserving wealth in these uncertain times over the short- and long-term. I expect investors will turn to companies such as Almaden with strong working capital positions, excellent project portfolios and experienced professional management teams. The properties in Almaden’s portfolio were identified by the regional exploration efforts of the Company which has developed proprietary techniques and databases through years of effort, particularly in Mexico. The expert geological management of the firm operates an ongoing regional program in Mexico and Nevada and the Company continues to add to its property portfolio by adding projects identified as a result of this effort. The Company also has a healthy treasury to fund the advancement of our portfolio with no debt and as of April 31, 2011 of approximately $C19.0 Million in cash, $C4.8 Million in equity holdings and 1,597 ounces of refined gold.

Almaden will continue its business model of developing properties and mitigating risk by seeking option agreements with others who can acquire an interest in them through making exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain through carried interests on numerous projects without the capital that would be required if the company were to have developed these projects without a partner. The Company’s success in 2011 is based upon expanding this business model, described by some as prospect generation, by conducting early stage drilling on some of its project as was done at the Ixtaca Zone.

We look forward to reporting the results of exploration on the Tuligtic property and elsewhere throughout 2011. We have built our assets through our skills as prospectors. While our search for new assets never ceases our present properties, most notably the Ixtaca Zone of the Tuligtic project, are at the stage at which we can now realise value for all through their development in 2011.

In the meantime I wish you to thank you for your support and a peaceful and prosperous 2011.

Your President,

Morgan Poliquin